Exhibit 1.01

Ferguson’s 2023 Conflict Minerals Report

Ferguson plc (including its subsidiaries, the “Company”) has included this Conflict Minerals Report (this “Report”) as an exhibit to Form SD for the reporting period from January 1, 2023 to December 31, 2023 (the “Reporting Period”), as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). Unless the context indicates otherwise, the terms “Company,” “we,” “us” and “our” refer to Ferguson plc and its consolidated subsidiaries.

Overview and Conclusion

This Report provides a description of the measures that the Company has taken to determine the origin of columbite-tantalite (also known as coltan), cassiterite, wolframite, gold and their derivatives tantalum, tin and tungsten (“conflict minerals” or “3TG”) that were necessary to the functionality or production of products that the Company may be deemed to have contracted to manufacture (the “Covered Products”) during the Reporting Period.

The Company’s due diligence efforts indicate that most of its suppliers do not source 3TG from the Democratic Republic of the Congo or the adjoining countries of Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia (the “Covered Countries”) although a few suppliers might have supplied 3TG originated from Covered Countries during the Reporting Period. As further described below, the Company has no reason to believe that the Covered Products were produced with 3TG sourced from smelters or refiners (“SORs”) that directly or indirectly financed or benefited armed groups within the Covered Countries.

In-scope Product Determination

The Company evaluated the application of the terms “manufacture” and “contract to manufacture” (as used in the Rule) as they relate to the Company’s products, including products over which the Company may have specific influence in the manufacturing process and so may be products the Company is deemed to have “contracted to manufacture.” Working with leaders in the product development department, the Company determined it may have specific influence in the manufacturing process of, and therefore be deemed to have “contracted to manufacture,” certain products. A total of 207 suppliers were identified as providing Covered Products during the Reporting Period and were contacted as part of the Company’s conflict minerals due diligence process.

Reasonable Country of Origin Inquiry

The Company identified the suppliers of the Covered Products and conducted a good faith reasonable country of origin inquiry (“RCOI”).

The Company does not directly source minerals from SORs or mines. The supply chain is complex and there are intermediaries between the Company and mines from which participants in the supply chain source minerals. As a result, the Company must rely on its direct vendors and suppliers for information relating to the 3TG in the products sourced from them, who in turn often similarly rely on their own vendors and suppliers as they too are often far removed from the actual source of any 3TG. The Company conducts regular diligence with vendors and requests information about the provenance of the raw materials following the Organization for Economic Cooperation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements (the “OECD Guidance”) to seek to ensure the sanctity of our supply chain.

The Company’s RCOI consisted of multiple rounds of correspondence with its suppliers and vendors. We first sent a letter to the suppliers of our Covered Products describing the Company’s conflict minerals program. We also included a conflict minerals Frequently Asked Questions (“FAQ”) document which was translated into several languages. The FAQ document addressed potential questions about conflict minerals, the Rule, and the Company’s process for adhering to the Rule.

The Company then sent a DocuSign envelope to the suppliers containing an electronic declaration letter requesting confirmation of whether the products they supplied during the Reporting Period contained any 3TG. For those who responded that the products supplied did not contain conflict minerals, we required no further action. Suppliers who responded that their products do contain conflict minerals were then required to submit a Conflict Minerals Reporting Template (“CMRT”), developed by the Responsible Minerals Initiative (“RMI”).

Suppliers who failed to respond to the initial request received weekly reminders. Those who remained unresponsive for more than one month’s time were then contacted by our sourcing managers who maintain direct relationships with these suppliers. The suppliers were urged to respond in a timely manner.

As a result of the RCOI, six suppliers indicated on their CMRTs that their SORs source 3TG from Covered Countries. Therefore, the Company conducted further due diligence on the source and chain of custody of 3TG from those six suppliers. Of note, some suppliers’ responses covered the “company level” instead of the specific products supplied to the Company.

Due Diligence Design

Following completion of the RCOI, we proceeded to the due diligence process to determine the source of any 3TG in the Covered Products. We conducted a due diligence process based on the OECD Guidance.

The OECD Guidance established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. This framework consists of the following elements:

1.Establish strong company management systems;
2.Identify and assess risk in the supply chain;
3.Design and implement a strategy to respond to identified risks;
4.Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain; and
5.Report on supply chain due diligence.

Step 1 – Establish Strong Company Management Systems

The Company’s Conflict Minerals program is under the leadership of senior management, to whom the working group provides updates regarding the program results. The dedicated cross-functional working group works closely with various internal departments and external suppliers to manage the process of supply chain due diligence to fulfill the Company’s 3TG reporting and disclosure requirements. This working group engages with key stakeholders both internally and externally, conducts training, collects and analyzes data, and evaluates 3TG risks to establish the chain of custody and/or traceability of upstream actors, products and materials in the Company’s supply chain.

The Company is committed to sourcing materials from socially responsible suppliers, including certified/conflict-free SORs within the Covered Countries and SORs that source responsibly from conflict-affected and high-risk areas. The Company maintains a Supplier Code of Conduct, which is publicly available on the Company’s website at corporate.ferguson.com on the ESG tab under Company Policies Related to ESG. Accordingly, we expect our suppliers to provide the information requested by the Company related to the use of conflict minerals in products supplied to the Company.

Step 2 – Identify and Assess Risk in the Supply Chain

The Company established an internal Conflict Minerals Due Diligence and Reporting Standard Operating Procedure, which identified the roles of the working group. The working group met with representatives from various departments within the Company, identified product groups for which 3TG may be necessary to the functionality or production, as described above, and mapped the products within these product groups to their respective suppliers in our supply chain. Following this initial evaluation, 207 suppliers received a notification describing the Company’s Conflict Minerals program requirements, a conflict mineral FAQ document, and a link to the conflict minerals declaration request.

Thereafter, suppliers who indicated the inclusion of 3TG in the products they supply to the Company were required to submit a CMRT, which was used to solicit information about the 3TG, including but not limited to, the mine or location of origin of such 3TG.

The Company received declarations from all suppliers and received CMRT responses from all suppliers who indicated the inclusion of 3TG in the products they supply to the Company, or 100% of the population of suppliers surveyed.

Step 3 - Design and Implement a Strategy to Respond to Identified Risks

The working group evaluated all CMRT responses for accuracy and consistency. Additionally, the working group contacted suppliers to address issues with the accuracy of their statements regarding the lack of presence of 3TG in their in-scope products, incomplete data, or non-identification of a SOR. For each SOR identified, the working group determined whether the SOR was certified as “compliant” or the equivalent by the RMI (referred to as “Conformant”).

The working group reported the findings of the conflict minerals due diligence as outlined in this Report to the Chief Legal Officer and supply chain senior leadership.

Step 4 - Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with our due diligence, we utilized information made available by the RMI (which administers the Responsible Minerals Assurance Process (RMAP)), the London Bullion Market Association (“LBMA”), and the Responsible Jewellery Council (“RJC”) concerning third-party audits of smelters and refiners.

Step 5 - Report on Supply Chain Due Diligence

The Company annually reports the results of its supply chain due diligence by filing the Form SD and this Report with the Securities and Exchange Commission.

Results of Due Diligence Performed

A total of 207 suppliers were identified as providing Covered Products during the calendar year ending December 31, 2023, and were contacted as part of the Company’s conflict mineral process. The response rate among these suppliers was one hundred percent (100%). A total of 16 suppliers indicated that 3TG is contained in the products provided to the Company and provided CMRTs accordingly. Six suppliers indicated on their CMRTs that their SORs source 3TG from Covered Countries. One of the six suppliers indicated that their SORs sourced the 3TG from conflict-affected and high-risk areas, however all six suppliers listed only SORs that are certified as Conformant by the RMI, LBMA or RJC.

The Company conducted further investigation of the SORs for the 16 suppliers indicating that 3TG is contained in the products they provide to the Company and we believe that the facilities that may have been used to process their 3TG include the 60 SORs listed in Attachment A.

Attachment A

The below table lists the SORs that were identified by the suppliers we surveyed through their CMRTs and that are, as of April 30, 2024, listed on the RMI’s list of known SORs. This list includes the Metal, SOR Name, Smelter Facility Location, Smelter ID, and RMI Audit Status. It may be the case that not all the SORs listed in CMRTs that we received have processed 3TG necessary for the Company’s Covered Products, since approximately 81% of the suppliers responding reported their CMRT at a “company level.” In addition, this list may include reported SORs that were not in the Company’s supply chain due to the over-inclusiveness of the information received. The SORs listed below may not include all the SORs in the Company’s supply chain, since one of the suppliers indicated that it received information regarding its supply chain from less than 100% of its own suppliers, and therefore may not have identified all SORs in its supply chain.

* RMI Audit Status is as of April 30, 2024. For purposes of this table: “Conformant” denotes that the SOR participates in the RMAP and has been listed as Conformant by the RMI, which includes those SORs described as “re-assessment in progress”; and “Conformant / Cross Listed” denotes that the SOR has been recognized as Conformant by the RMI pursuant to the mutual cross-recognition policy among the RMI, LBMA and RJC of independent, third-party audits of gold refiners. SOR status reflected in this Attachment is based solely on information made publicly available by the RMI, without independent verification by the Company.

Metal	Smelter or Refiner Name	Location of Smelter or Refiner	Smelter ID	RMI Status
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CHINA	CID002315	Conformant
Tin	Chenzhou Yunxiang Mining and Metallurgy Co., Ltd.	CHINA	CID000228	Conformant
Tin	Alpha	UNITED STATES OF AMERICA	CID000292	Conformant
Tin	PT Aries Kencana Sejahtera	INDONESIA	CID000309	Conformant
Tin	Dowa	JAPAN	CID000402	Conformant
Tin	EM Vinto	BOLIVIA (PLURINATIONAL STATE OF)	CID000438	Conformant
Tin	Estanho de Rondonia S.A.	BRAZIL	CID000448	Conformant
Tin	Fenix Metals	POLAND	CID000468	Conformant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA	CID000538	Conformant
Tin	China Tin Group Co., Ltd.	CHINA	CID001070	Conformant
Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA	CID001105	Conformant
Tin	Metallic Resources, Inc.	UNITED STATES OF AMERICA	CID001142	Conformant
Tin	Mineracao Taboca S.A.	BRAZIL	CID001173	Conformant
Tin	Minsur	PERU	CID001182	Conformant
Tin	Mitsubishi Materials Corporation	JAPAN	CID001191	Conformant
Tin	Jiangxi New Nanshan Technology Ltd.	CHINA	CID001231	Conformant
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	THAILAND	CID001314	Conformant
Tin	Operaciones Metalurgicas S.A.	BOLIVIA (PLURINATIONAL STATE OF)	CID001337	Conformant
Tin	PT Artha Cipta Langgeng	INDONESIA	CID001399	Conformant
Tin	PT Babel Inti Perkasa	INDONESIA	CID001402	Conformant
Tin	PT Babel Surya Alam Lestari	INDONESIA	CID001406	Conformant
Tin	PT Belitung Industri Sejahtera	INDONESIA	CID001421	Conformant
Tin	PT Bukit Timah	INDONESIA	CID001428	Conformant
Tin	PT Mitra Stania Prima	INDONESIA	CID001453	Conformant
Tin	PT Prima Timah Utama	INDONESIA	CID001458	Conformant
Tin	PT Refined Bangka Tin	INDONESIA	CID001460	Conformant
Tin	PT Sariwiguna Binasentosa	INDONESIA	CID001463	Conformant
Tin	PT Stanindo Inti Perkasa	INDONESIA	CID001468	Conformant
Tin	PT Timah Tbk Kundur	INDONESIA	CID001477	Conformant
Tin	PT Timah Tbk Mentok	INDONESIA	CID001482	Conformant
Tin	PT Tinindo Inter Nusa	INDONESIA	CID001490	Conformant
Tin	PT Tommy Utama	INDONESIA	CID001493	Conformant
Tin	Rui Da Hung	TAIWAN, PROVINCE OF CHINA	CID001539	Conformant
Tin	Thaisarco	THAILAND	CID001898	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA	CID002158	Conformant
Tin	Tin Smelting Branch of Yunnan Tin Co., Ltd.	CHINA	CID002180	Conformant
Tin	CV Venus Inti Perkasa	INDONESIA	CID002455	Conformant
Tin	PT ATD Makmur Mandiri Jaya	INDONESIA	CID002503	Conformant
Tin	O.M. Manufacturing Philippines, Inc.	PHILIPPINES	CID002517	Conformant
Tin	PT Cipta Persada Mulia	INDONESIA	CID002696	Conformant
Tin	Aurubis Beerse	BELGIUM	CID002773	Conformant
Tin	Aurubis Berango	SPAIN	CID002774	Conformant
Tin	PT Sukses Inti Makmur	INDONESIA	CID002816	Conformant

Tin	PT Menara Cipta Mulia	INDONESIA	CID002835	Conformant
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CHINA	CID003116	Conformant
Tin	Chifeng Dajingzi Tin Industry Co., Ltd.	CHINA	CID003190	Conformant
Tin	PT Bangka Serumpun	INDONESIA	CID003205	Conformant
Tin	Tin Technology & Refining	UNITED STATES OF AMERICA	CID003325	Conformant
Tin	PT Rajawali Rimba Perkasa	INDONESIA	CID003381	Conformant
Tin	Luna Smelter, Ltd.	RWANDA	CID003387	Conformant
Tin	PT Mitra Sukses Globalindo	INDONESIA	CID003449	Conformant
Tin	CRM Synergies	SPAIN	CID003524	Conformant
Tin	Fabrica Auricchio Industria e Comercio Ltda.	BRAZIL	CID003582	Conformant
Tin	PT Putera Sarana Shakti (PT PSS)	INDONESIA	CID003868	Conformant
Gold	Heimerle + Meule GmbH	GERMANY	CID000694	Conformant / Cross Listed
Gold	Umicore S.A. Business Unit Precious Metals Refining	BELGIUM	CID001980	Conformant / Cross Listed
Gold	United Precious Metal Refining, Inc.	UNITED STATES OF AMERICA	CID001993	Conformant
Gold	Japan Mint	JAPAN	CID000823	Conformant / Cross Listed
Gold	Tanaka Kikinzoku Kogyo K.K	JAPAN	CID001875	Conformant / Cross Listed
Gold	WIELAND Edelmetalle GmbH	GERMANY	CID002778	Conformant